Exhibit 99.1

Scorpio Bulkers Inc. Announces Newbuilding Agreements for 22 Dry Bulk Vessels for an Aggregate of $1,171 Million

MONACO-- (Marketwired – Jan 6, 2014) - Scorpio Bulkers Inc. (NYSE:SALT / OSLO-OTC:SALT) (the "Company") announced today that it has entered into agreements for the purchase of twenty Capesize dry bulk vessels and two Kamsarmax dry bulk vessels, as listed below:

YARD	DWT	Delivery
Shanghai Waigaoqiao Shipbuilding Co., Ltd	180,000	Q1-15
Shanghai Waigaoqiao Shipbuilding Co., Ltd	180,000	Q2-15
Shanghai Waigaoqiao Shipbuilding Co., Ltd	180,000	Q3-15
Shanghai Waigaoqiao Shipbuilding Co., Ltd	180,000	Q4-15
Shanghai Waigaoqiao Shipbuilding Co., Ltd	180,000	Q1-16
Shanghai Waigaoqiao Shipbuilding Co., Ltd	180,000	Q2-16
Shanghai Waigaoqiao Shipbuilding Co., Ltd	180,000	Q3-16
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q2-15
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q3-15
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q3-15
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q3-15
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	``Q4-15
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q4-15
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q1-16
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q1-16
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q2-16
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q2-16
Sungdong Shipbuilding & Marine Engineering Co., Ltd	180,000	Q2-16
Daewoo Mangalia Heavy Industries S.A.	180,000	Q1-16
Daewoo Mangalia Heavy Industries S.A.	180,000	Q2-16
Hudong-Zhonghua (Group) Co., Ltd	82,000	Q1-16
Hudong-Zhonghua (Group) Co., Ltd	82,000	Q2-16

The total purchase price for the vessels is approximately $1,171 million.

About Scorpio Bulkers

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has contracted and agreed to purchase 28 Ultramax, 23 Kamsarmax and 23 Capesize newbuilding dry bulk vessels to be delivered starting from the second quarter of 2014 from shipyards in Japan, Korea, China and Romania. The fleet currently on order has a total carrying capacity of approximately 8 million Deadweight tonnes.  Additional information about the Company is available at the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.

+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com